AMERICAS GOLD AND SILVER ANNOUNCES AGREEMENT WITH SPROTT MINING INC. TO TERMINATE SILVER DELIVERY AGREEMENT

TORONTO, ONTARIO - May 22, 2026 - Americas Gold and Silver Corporation (TSX: USA) (NYSE American: USAS) ("Americas" or the "Company"), a growing North American precious metals and antimony producer is pleased to announce that it has reached an agreement with Sprott Mining Inc. ("Sprott Mining") to terminate the remaining obligation under the existing Silver Delivery Agreement in exchange for shares of the Company.

The agreement is to terminate the remaining 592,000 ounces of silver under the Company's Silver Delivery Agreement in exchange for 7,956,696 common shares of the Company issued at a deemed price of US$5.57 per share (see Americas news release dated December 19, 2024 for further details regarding the Silver Delivery Agreement). The share issuance to Sprott Mining is subject to TSX approval and will be subject to a four-month hold period under applicable securities laws.

Paul Andre Huet, Chairman and CEO, commented: "Today's announcement marks a significant step in further strengthening both our balance sheet and business via a very strong endorsement made by our largest shareholder. Mr. Sprott's decision to convert his silver stream agreement into additional Americas equity at a share price materially above his initial entry as part of the Consolidation Transaction, reflects his strong commitment to and belief in the value yet to be unlocked in our significant asset base. I would like to personally thank Mr. Sprott for his continued support and increased participation in our business as he becomes an even larger shareholder in Americas.

"The elimination of the silver stream agreement removes over $45 million in variable future debt obligations. By removing this encumbrance, we enable the strong progress of our operations to drive returns and silver price leverage for our shareholders directly to our bottom line. At current spot prices, this also represents a significant reduction of future cash debt service, allowing us to reinvest in operations for the benefit of our shareholders."

Mr. Eric Sprott commented: "I have been very pleased with the outperformance of my investment in Americas Gold and Silver following the consolidation of my ownership of Galena in late 2024. In converting my silver stream into additional Americas equity, I am looking forward to increased exposure to what I believe is one of the most prolific silver mines globally operated by a management team that knows how to mine, scale production, and drive productivity."

About Americas Gold and Silver Corporation

Americas Gold and Silver is a rapidly growing North American mining company producing silver, copper, lead, and antimony from high-grade operations in the U.S. and Mexico. In December 2024, Americas acquired 100% ownership of the Galena Complex (Idaho) in a transaction with Eric Sprott, former 40% Galena owner, becoming Americas' largest shareholder. This transaction consolidated Galena as a cornerstone U.S. silver asset and the nation's largest antimony mine. In December 2025, Americas acquired the fully permitted, past-producing Crescent Silver Mine (9 miles from Galena) with the world's 3rd highest-grade silver resource, creating significant potential future synergies through shared infrastructure and processing. In February 2026, Americas formed a 51/49 joint venture with US Antimony to build a new antimony processing hub at Galena, creating a U.S. "mine-to-finished product" antimony solution. Americas also owns and operates the Cosalá Operations in Sinaloa, Mexico. Americas is fully funded to aggressively grow production at the Galena Complex, Crescent and in Mexico with an aim to be a leading North American silver producer and a key source of U.S.-produced antimony.

For more information:

Miranda Powell

Manager, Communications

M:          +1-775-771-8832

E:            ir@americas-gold.com

W:          americas-gold.com

Cautionary Statement on Forward-Looking Information

This news release contains "forward-looking information" within the meaning of applicable securities laws. Forward-looking information includes, but is not limited to, Americas' expectations, intentions, plans, assumptions, and beliefs with respect to anticipated results of the transactions contemplated herein. Often, but not always, forward-looking information can be identified by forward-looking words such as "anticipate," "believe," "expect," "goal," "plan," "intend," "potential," "estimate," "may," "assume," and "will" or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward-looking information is based on the opinions and estimates of Americas as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of Americas to be materially different from those expressed or implied by such forward-looking information. These risks and uncertainties include, but are not limited to the risk factors relating to the Company found under the heading "Risk Factors" in the Company's most recent Annual Information or the Company's MD&A; interpretations or reinterpretations of geologic information; unfavorable exploration results; inability to obtain permits required for future exploration, development, or production; general economic conditions and conditions affecting the mining industry; the uncertainty of regulatory requirements and approvals; potential litigation; fluctuating mineral and commodity prices; the ability to obtain necessary future financing on acceptable terms or at all; risks associated with the mining industry generally, such as economic factors (including future commodity prices, currency fluctuations, and energy prices), ground conditions, failure of plant, equipment, processes, and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, labor relations; and risks related to changing global economic conditions and market volatility. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. Additional information regarding the factors that may cause actual results to differ materially from this forward-looking information is available in Americas' filings with the Canadian Securities Administrators on SEDAR+ and with the SEC. Americas does not undertake any obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events, or other such factors which affect this information, except as required by law. Americas does not give any assurance (1) that Americas will achieve its expectations, or (2) concerning the result or timing thereof. All subsequent written and oral forward-looking information concerning Americas are expressly qualified in their entirety by the cautionary statements above.